Exhibit 99.4
Consent of Andrew Brown
I consent to the inclusion in the Management’s Discussion and Analysis of B2Gold Corp. (the “Company”) for the year ended December 31, 2023 (the “MD&A”), of references to my name, including as an expert or qualified person under Canadian National Instrument 43-101, with respect to the use and disclosure of any scientific and technical information regarding the Company’s exploration matters associated with the properties contained, summarized, or incorporated by reference therein (the “Technical Information”).
I also consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-239197, 333-232158, 333-206811, 333-200228, 333-218710, 333-226063, 333-192555 and 333-273659) and on the Registration Statement on Form F-3D (No. 333-274310), filed with the United States Securities and Exchange Commission, and any amendments or supplements thereto, of the references to my name as a qualified person and of such Technical Information contained or incorporated by reference in the MD&A.

Date: February 21, 2024	/s/ Andrew Brown
Andrew Brown, Vice President, Exploration